Filed Pursuant to Rule 424(b)(5)

File No. 333-147807

Pricing Supplement No. 3 Dated November 17, 2009

(To Prospectus dated December 18, 2007 and
Prospectus Supplement dated April 3, 2008)
relating to First Mortgage Bonds,
Secured Medium-Term Notes, Series H

$130,000,000
IDAHO POWER COMPANY
4.50% First Mortgage Bonds due 2020

Title of Securities:	4.50% First Mortgage Bonds due 2020 (the “Notes”)

Principal Amount:	$130,000,000

Price to Public:	99.819% payable in immediately available funds

Purchasers’ Discount:	0.625%

Proceeds to Us after Discount:	99.194%

Interest Rate:	4.50%

Original Issue Date:	November 20, 2009

Original Interest Accrual Date:	November 20, 2009

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2010

Record Dates:	February 15 and August 15

Maturity Date:	March 1, 2020

Redemption:	See “Optional Redemption” below

Form:	Book-Entry

Wells Fargo Securities

BofA Merrill Lynch

J.P. Morgan

KeyBanc Capital Markets

Wedbush Morgan Securities Inc.

RBC Capital Markets

SunTrust Robinson Humphrey

Optional Redemption:

We may, at our option, redeem the Notes, in whole at any time, or in part from time to time, prior to the maturity date, at a redemption price equal to the greater of:

•                  100% of the principal amount of the Notes to be redeemed and

•                  as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal on the Notes to be redeemed and interest thereon (not including any portion of payments of interest accrued as of the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points, plus in either case interest accrued and unpaid on the principal amount of the Notes to be redeemed to the date fixed for redemption.  We will mail notice of any redemption at least 30 days before the date fixed for redemption to each holder of the Notes to be redeemed.

“Treasury Rate” means, with respect to any date fixed for redemption, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any date fixed for redemption,

(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or

(2) if such release (or any successor release) is not published or does not contain such prices on such business day, (a) the average of the Reference Treasury Dealer Quotations for such date, after excluding the highest and lowest such Reference Treasury Dealer Quotations for such date, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all the quotations received.

“Independent Investment Banker” means any one of the Reference Treasury Dealers that we may appoint.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. New York City time on the third business day preceding the date fixed for redemption.

“Reference Treasury Dealer” means (1) each of Banc of America Securities LLC and J.P. Morgan Securities Inc. and their respective successors, unless any of them ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), in which case we will substitute another Primary Treasury Dealer and (2) any other Primary Treasury Dealers that we may select.

Supplemental Plan of Distribution and Terms Agreement:

We have entered into a terms agreement with the purchasers of the Notes with respect to the Notes.  The purchasers are committed to take and pay for all of the Notes if any are purchased.  Subject to certain conditions, each purchaser has severally agreed to purchase the principal amount of the Notes indicated in the table below:

Name	Principal Amount of Notes

Wells Fargo Securities, LLC	$35,750,000

Banc of America Securities LLC	32,500,000

J.P. Morgan Securities Inc.	32,500,000

KeyBanc Capital Markets Inc.	9,750,000

Wedbush Morgan Securities Inc.	6,500,000

RBC Capital Markets Corporation	6,500,000

SunTrust Robinson Humphrey, Inc.	6,500,000

Total	$130,000,000

The Notes sold by the purchasers to the public will initially be offered at the initial price to the public set forth on the cover of this pricing supplement.  Any Notes sold by the purchasers to securities dealers may be sold at a discount from the initial price to the public of up to 0.375% of the principal amount of the Notes.  Any such securities dealers may resell any Notes purchased from the purchasers to certain other brokers or dealers at a discount from the initial price to the public of up to 0.250% of the principal amount of the Notes.

Some of the purchasers or their affiliates participate in our commercial paper program and may from time to time hold our commercial paper.

UnionBanc Investment Services LLC, a Financial Industry Regulatory Authority member and subsidiary of Union Bank, N.A., is being paid a referral fee by Wedbush Morgan Securities Inc.

Interest Payment Dates:

We will make interest payments on the Notes on March 1 and September 1 of each year, commencing March 1, 2010, and at maturity.  The record date for the March 1 payment of interest will be February 15 and the record date for the September 1 payment of interest will be August 15.

Use of Proceeds:

The purchasers will pay the net proceeds from the sale of the Notes to us in immediately available funds.  After our receipt of the net proceeds, the Notes will be credited to the purchasers’ Depository Trust Company accounts free of payment.  We will use the net proceeds from the sale of the Notes to repay our short-term debt, to pay at maturity our $80 million first mortgage bonds due December 1, 2009 and to fund a portion of our capital requirements.  If we do not use the proceeds immediately, we will temporarily invest them in short-term investments.